Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of First Quarter 2022
(Unaudited) (1)

Dollars in thousands, except per share and unit	Actual Results 1Q 2022	Guidance as of March 31, 2022 2Q 2022	Guidance as of March 31, 2022 Full-Year 2022
GAAP Metrics			
Net income/(loss) attributable to UDR, Inc.	$13,705	--	--
Net income/(loss) attributable to common stockholders	$12,613	--	--
Income/(loss) per weighted average common share, diluted	$0.04	$0.04 to $0.06	$0.24 to $0.30
Per Share Metrics			
FFO per common share and unit, diluted	$0.54	$0.55 to $0.57	$2.24 to $2.30
FFO as Adjusted per common share and unit, diluted	$0.55	$0.55 to $0.57	$2.25 to $2.31
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.51	$0.50 to $0.52	$2.05 to $2.11
Dividend declared per share and unit	$0.38	$0.38	$1.52 (2)
Same-Store Operating Metrics			
Revenue growth/(decline) (Cash basis)	10.8%	--	8.50% - 10.00%
Revenue growth/(decline) (Straight-line basis)	9.8%	--	9.00% - 10.50%
Expense growth	4.2%	--	3.00% - 4.00%
NOI growth/(decline) (Cash basis)	14.0%	--	10.75% - 12.75%
NOI growth/(decline) (Straight-line basis)	12.6%	--	11.50% - 13.50%
Physical Occupancy	97.3%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	47,443	147	88.1%
Stabilized, Non-Mature	5,792	13	7.7%
Development	268	0	0.0%
Non-Residential / Other	N/A	N/A	0.5%
Joint Venture (3)	2,837	13	3.7%
Total completed homes	56,340	173	100%
Under Development	1,564	7	-
Total Quarter-end homes (3)(4)	57,904	180	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	1Q 2022	1Q 2021
Consolidated Interest Coverage Ratio	5.5x	4.7x
Consolidated Fixed Charge Coverage Ratio	5.3x	4.5x
Consolidated Debt as a percentage of Total Assets	34.3%	35.3%
Consolidated Net Debt-to-EBITDAre	6.4x	7.0x



10 Hanover Square, New York, NY (1Q 2022 Same-Store Addition)

(1) See Attachment 15 for definitions, other terms and reconciliations.
(2) Annualized for 2022.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 3,652 homes that are part of the Developer Capital Program as described in Attachment 11(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts		Three Months Ended March 31, 2022		2021
REVENUES:				
Rental income [2]	$	356,181	$	299,826
Joint venture management and other fees		1,085		1,615
Total revenues		357,266		301,441
OPERATING EXPENSES:				
Property operating and maintenance		58,484		51,381
Real estate taxes and insurance		53,764		47,387
Property management		11,576		8,995
Other operating expenses		4,712		4,435
Real estate depreciation and amortization		163,622		144,088
General and administrative		14,908		12,736
Casualty-related charges/(recoveries), net		(765)		5,577
Other depreciation and amortization		3,075		2,601
Total operating expenses		309,376		277,200
Gain/(loss) on sale of real estate owned		-		50,829
Operating income		47,890		75,070
Income/(loss) from unconsolidated entities [2][3][4]		5,412		4,922
Interest expense		(35,916)		(36,206)
Debt extinguishment and other associated costs		-		(41,950)
Total interest expense		(35,916)		(78,156)
Interest income and other income/(expense), net [3]		(2,440)		2,057
Income/(loss) before income taxes		14,946		3,893
Tax (provision)/benefit, net		(343)		(619)
Net Income/(loss)		14,603		3,274
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership		(879)		(154)
Net (income)/loss attributable to noncontrolling interests		(19)		(16)
Net income/(loss) attributable to UDR, Inc.		13,705		3,104
Distributions to preferred stockholders - Series E (Convertible)		(1,092)		(1,056)
Net income/(loss) attributable to common stockholders	$	12,613	$	2,048
Income/(loss) per weighted average common share - basic:		$0.04		$0.01
Income/(loss) per weighted average common share - diluted:		$0.04		$0.01
Common distributions declared per share		$0.3800		$0.3625
Weighted average number of common shares outstanding - basic		318,009		296,537
Weighted average number of common shares outstanding - diluted		319,680		297,026

(1) See Attachment 15 for definitions and other terms.
(2) During the three months ended March 31, 2022, UDR reduced its residential reserve to $11.9 million, including $0.6 million for UDR's share from unconsolidated joint ventures, which compares to a quarter-end accounts receivable balance of $24.4 million. The remaining unreserved amount is based on probability of collection.
(3) During the three months ended March 31, 2022, UDR recorded $13.4 million in investment loss from real estate technology investments, primarily due to a decrease in SmartRent's public share price. Of the $13.4 million, $3.2 million was recorded in Interest income and other income/(expense), net and $10.2 million was recorded in Income/(loss) from unconsolidated entities.
(4) In January 2022, UDR recorded approximately $10.6 million of variable upside participation, net of associated costs, upon 1200 Broadway, a Developer Capital Program ("DCP") community, being sold to a third party.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended March 31,			
		2022		2021
Net income/(loss) attributable to common stockholders	$	12,613	$	2,048
Real estate depreciation and amortization		163,622		144,088
Noncontrolling interests		898		170
Real estate depreciation and amortization on unconsolidated joint ventures		7,624		8,205
Net gain on the sale of unconsolidated depreciable property		-		(2,460)
Net gain on the sale of depreciable real estate owned, net of tax		-		(50,778)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	184,757	$	101,273
Distributions to preferred stockholders - Series E (Convertible) [2]		1,092		1,056
FFO attributable to common stockholders and unitholders, diluted	$	185,849	$	102,329
FFO per weighted average common share and unit, basic	$	0.54	$	0.32
FFO per weighted average common share and unit, diluted	$	0.54	$	0.32
Weighted average number of common shares and OP/DownREIT Units outstanding, basic		339,543		318,935
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted		344,132		322,342
Impact of adjustments to FFO:				
Debt extinguishment and other associated costs	$	-	$	41,950
Debt extinguishment and other associated costs on unconsolidated joint ventures		-		1,682
Variable upside participation on DCP, net		(10,622)		-
Legal and other		774		629
Realized (gain)/loss on real estate technology investments, net of tax		(2,238)		(661)
Unrealized (gain)/loss on real estate technology investments, net of tax		15,631		(767)
Severance costs		-		468
Casualty-related charges/(recoveries), net		(765)		5,577
	$	2,780	$	48,878
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	188,629	$	151,207
FFO as Adjusted per weighted average common share and unit, diluted	$	0.55	$	0.47
Recurring capital expenditures		(11,804)		(9,754)
AFFO attributable to common stockholders and unitholders, diluted	$	176,825	$	141,453
AFFO per weighted average common share and unit, diluted	$	0.51	$	0.44

(1) See Attachment 15 for definitions and other terms.

(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three months ended March 31, 2022 and March 31, 2021. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		March 31, 2022		December 31, 2021
ASSETS				
Real estate owned:				
Real estate held for investment	$	14,374,944	$	14,352,234
Less: accumulated depreciation		(5,288,902)		(5,136,589)
Real estate held for investment, net		9,086,042		9,215,645
Real estate under development				
(net of accumulated depreciation of $951 and $507)		457,160		388,062
Total real estate owned, net of accumulated depreciation		9,543,202		9,603,707
Cash and cash equivalents		895		967
Restricted cash		26,032		27,451
Notes receivable, net		26,577		26,860
Investment in and advances to unconsolidated joint ventures, net		669,343		702,461
Operating lease right-of-use assets		196,578		197,463
Other assets		222,337		216,311
Total assets	$	10,684,964	$	10,775,220
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,056,110	$	1,057,380
Unsecured debt		4,422,900		4,355,407
Operating lease liabilities		191,689		192,488
Real estate taxes payable		32,908		33,095
Accrued interest payable		25,700		45,980
Security deposits and prepaid rent		53,021		55,441
Distributions payable		130,369		124,729
Accounts payable, accrued expenses, and other liabilities		117,240		136,954
Total liabilities		6,029,937		6,001,474
Redeemable noncontrolling interests in the OP and DownREIT Partnership		1,262,144		1,299,442
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at March 31, 2022 and December 31, 2021:				
2,695,363 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,695,363 shares at December 31, 2021)		44,764		44,764
12,455,650 shares of Series F outstanding (12,582,575 shares				
at December 31, 2021)		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at March 31, 2022 and December 31, 2021:				
318,401,530 shares issued and outstanding (318,149,635 shares at December 31, 2021)		3,184		3,181
Additional paid-in capital		6,891,707		6,884,269
Distributions in excess of net income		(3,549,788)		(3,485,080)
Accumulated other comprehensive income/(loss), net		2,805		(4,261)
Total stockholders' equity		3,392,673		3,442,874
Noncontrolling interests		210		31,430
Total equity		3,392,883		3,474,304
Total liabilities and equity	$	10,684,964	$	10,775,220

(1) See Attachment 15 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	March 31, 2022	December 31, 2021
Common shares	318,135,496	317,901,718
Restricted shares	266,034	247,917
Total common shares	318,401,530	318,149,635
Restricted unit and common stock equivalents	1,423,130	2,090,833
Operating and DownREIT Partnership units	19,832,039	19,909,308
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	2,918,127	2,918,127
Total common shares, OP/DownREIT units, and common stock equivalents	344,326,497	344,819,574

Weighted Average Number of Shares Outstanding	1Q 2022	1Q 2021
Weighted average number of common shares and OP/DownREIT units outstanding - basic	339,543,188	318,934,716
Weighted average number of OP/DownREIT units outstanding	(21,534,287)	(22,398,049)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	318,008,901	296,536,667
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	344,131,504	322,342,024
Weighted average number of OP/DownREIT units outstanding	(21,534,287)	(22,398,049)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,127)	(2,918,127)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	319,679,090	297,025,848

(1) See Attachment 15 for definitions and other terms.
(2) At March 31, 2022 and December 31, 2021 there were 2,695,363 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,918,127 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three months ended March 31, 2022 and March 31, 2021.



UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 1,006,482	18.4%	3.42%	6.2
	Floating	27,000	0.5%	0.87%	10.0
	Combined	1,033,482	18.9%	3.35%	6.3
Unsecured	Fixed	4,080,644 [3]	74.7%	2.87%	8.3
	Floating	352,194	6.4%	0.85%	0.7
	Combined	4,432,838	81.1%	2.71%	7.6
Total Debt	Fixed	5,087,126	93.1%	2.98%	7.8
	Floating	379,194	6.9%	0.85%	1.3
	Combined	5,466,320	100.0%	2.83%	7.4
	Total Non-Cash Adjustments [4]	12,690			
	Total per Balance Sheet	$ 5,479,010		2.80%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2022	$ 860	$ -	$ 280,000	$ 280,860	5.1%	0.78%
2023	1,242	-	-	1,242	0.0%	3.84%
2024	96,747	15,644	37,194	149,585	2.7%	3.31%
2025	174,793	-	-	174,793	3.2%	3.69%
2026	52,744	300,000	-	352,744	6.5%	2.95%
2027	2,860	650,000	-	652,860	11.9%	2.42%
2028	162,310	300,000	-	462,310	8.5%	3.72%
2029	191,986	300,000	-	491,986	9.0%	3.94%
2030	162,010	600,000	-	762,010	13.9%	3.32%
2031	160,930	600,000	-	760,930	13.9%	2.92%
Thereafter	27,000	1,350,000	-	1,377,000	25.3%	2.25%
	1,033,482	4,115,644	317,194	5,466,320	100.0%	2.83%
Total Non-Cash Adjustments [4]	22,628	(9,938)	-	12,690		
Total per Balance Sheet	$ 1,056,110	$ 4,105,706	$ 317,194	$ 5,479,010		2.80%

(1) See Attachment 15 for definitions and other terms.
(2) The 2022 maturity reflects the $280.0 million of principal outstanding at an interest rate of 0.77%, the equivalent of LIBOR plus a spread of 47 basis points, on the Company's unsecured commercial paper program as of March 31, 2022. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 7.6 years both with and without extensions.
(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 1.02% until July 2022. Commencing July 2022, $175.0 million will continue to be fixed using interest rate swaps at a weighted average all-in rate of 1.48% until July 2025.
(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.
(5) Includes principal amortization, as applicable.
(6) There were no borrowings outstanding on our $1.3 billion line of credit at March 31, 2022. The facility has a maturity date of January 2026, plus two six-month extension options and currently carries an interest rate equal to LIBOR plus a spread of 77.5 basis points.
(7) There was $37.2 million outstanding on our $75.0 million working capital credit facility at March 31, 2022. The facility has a maturity date of January 2024. The working capital credit facility currently carries an interest rate equal to LIBOR plus a spread of 77.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended March 31, 2022
Net income/(loss)	$	14,603
Adjustments:		
Interest expense, including debt extinguishment and other associated costs		35,916
Real estate depreciation and amortization		163,622
Other depreciation and amortization		3,075
Tax provision/(benefit), net		343
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		11,293
EBITDAre	$	228,852
Casualty-related charges/(recoveries), net		(765)
Legal and other costs		774
Unrealized (gain)/loss on real estate technology investments		3,163
Realized (gain)/loss on real estate technology investments		4
(Income)/loss from unconsolidated entities		(5,412)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(11,293)
Management fee expense on unconsolidated joint ventures		(525)
Consolidated EBITDAre - adjusted for non-recurring items	$	214,798
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	859,192
Interest expense, including debt extinguishment and other associated costs		35,916
Capitalized interest expense		3,227
Total interest	$	39,143
Preferred dividends	$	1,092
Total debt	$	5,479,010
Cash		(895)
Net debt	$	5,478,115
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**5.5x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**5.3x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**6.4x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	34.1% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	5.1x	Yes
Maximum Secured Debt Ratio	≤40.0%	9.8%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	340.5%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	34.4% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.6x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	6.6%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	306.9%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	1Q 2022 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	45,957	$ 214,717	88.0%	$ 13,103,558	88.3%
Encumbered assets	7,546	29,216	12.0%	1,729,497	11.7%
	53,503	$ 243,933	100.0%	$ 14,833,055	100.0%

(1) See Attachment 15 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended March 31, 2022	Quarter Ended December 31, 2021	Quarter Ended September 30, 2021	Quarter Ended June 30, 2021	Quarter Ended March 31, 2021
Revenues						
Same-Store Communities	47,443	$ 321,514	$ 315,927	$ 305,743	$ 295,437	$ 290,110
Stabilized, Non-Mature Communities	5,792	30,048	28,357	15,677	6,857	1,847
Development Communities	268	240	-	-	-	-
Non-Residential / Other [2]	-	4,379	2,333	5,301	4,930	5,007
Total	53,503	$ 356,181	$ 346,617	$ 326,721	$ 307,224	$ 296,964
Expenses						
Same-Store Communities		$ 98,012	$ 96,129	$ 99,122	$ 94,025	$ 94,089
Stabilized, Non-Mature Communities		10,510	9,618	5,823	2,778	811
Development Communities		680	247	99	71	-
Non-Residential / Other [2]		3,046	2,946	3,589	3,044	2,878
Total [3]		$ 112,248	$ 108,940	$ 108,633	$ 99,918	$ 97,778
Net Operating Income						
Same-Store Communities		$ 223,502	$ 219,798	$ 206,621	$ 201,412	$ 196,021
Stabilized, Non-Mature Communities		19,538	18,739	9,854	4,079	1,036
Development Communities		(440)	(247)	(99)	(71)	-
Non-Residential / Other [2]		1,333	(613)	1,712	1,886	2,129
Total		$ 243,933	$ 237,677	$ 218,088	$ 207,306	$ 199,186
Operating Margin						
Same-Store Communities		69.5%	69.6%	67.6%	68.2%	67.6%
Weighted Average Physical Occupancy						
Same-Store Communities		97.3%	97.1%	97.5%	97.2%	96.3%
Stabilized, Non-Mature Communities		96.3%	96.4%	97.0%	86.7%	69.3%
Development Communities		27.6%	-	-	-	-
Other [4]		-	-	98.1%	97.3%	96.5%
Total		96.9%	97.1%	97.5%	97.1%	95.6%
Sold and Held for Disposition Communities						
Revenues	-	$ -	$ 407	$ 1,978	$ 1,892	$ 2,862
Expenses [3]		-	133	586	562	990
Net Operating Income/(Loss)		$ -	$ 274	$ 1,392	$ 1,330	$ 1,872
Total	53,503	$ 243,933	$ 237,951	$ 219,480	$ 208,636	$ 201,058

(1) See Attachment 15 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 1Q 2022 SS Operating Expenses	1Q 2022	1Q 2021	% Change
Personnel	14.4%	$ 14,101	$ 14,676	-3.9%
Utilities	13.8%	13,568	12,581	7.8%
Repair and maintenance	17.0%	16,698	15,279	9.3%
Administrative and marketing	6.4%	6,320	6,739	-6.2%
Controllable expenses	51.6%	50,687	49,275	2.9%
Real estate taxes	42.0%	$ 41,043	$ 40,237	2.0%
Insurance	6.4%	6,282	4,577	37.2%
Same-Store operating expenses	100.0%	$ 98,012	$ 94,089	4.2%
Same-Store Homes	47,443			

Sequential Comparison	% of 1Q 2022 SS Operating Expenses	1Q 2022	4Q 2021	% Change
Personnel	14.4%	$ 14,101	$ 13,684	3.0%
Utilities	13.8%	13,568	13,181	2.9%
Repair and maintenance	17.0%	16,698	17,232	-3.1%
Administrative and marketing	6.4%	6,320	6,239	1.3%
Controllable expenses	51.6%	50,687	50,336	0.7%
Real estate taxes	42.0%	$ 41,043	$ 40,354	1.7%
Insurance	6.4%	6,282	5,439	15.5%
Same-Store operating expenses	100.0%	$ 98,012	$ 96,129	2.0%
Same-Store Homes	47,443			

(1) See Attachment 15 for definitions and other terms.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
March 31, 2022
(Unaudited) [1]

	Same-Store Homes	Non-Mature Homes [2]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [3]	Total Homes (incl. JV) [3]	Revenue Per Occupied Home (Incl. JV at Share) [4]
West Region						
Orange County, CA	4,685	-	4,685	381	5,066	$ 2,730
San Francisco, CA	2,751	-	2,751	602	3,353	3,296
Seattle, WA	2,726	259	2,985	-	2,985	2,609
Monterey Peninsula, CA	1,565	-	1,565	-	1,565	2,201
Los Angeles, CA	1,225	-	1,225	340	1,565	3,127
	12,952	**259**	**13,211**	**1,323**	**14,534**	
Mid-Atlantic Region						
Metropolitan DC	8,404	1,012	9,416	-	9,416	2,121
Baltimore, MD	1,597	622	2,219	-	2,219	1,773
Richmond, VA	1,359	-	1,359	-	1,359	1,597
	11,360	**1,634**	**12,994**	**-**	**12,994**	
Northeast Region						
Boston, MA	4,298	300	4,598	250	4,848	2,801
New York, NY	2,318	-	2,318	710	3,028	4,069
	6,616	**300**	**6,916**	**960**	**7,876**	
Southeast Region						
Tampa, FL	3,877	-	3,877	-	3,877	1,842
Orlando, FL	2,500	993	3,493	-	3,493	1,647
Nashville, TN	2,260	-	2,260	-	2,260	1,517
	8,637	**993**	**9,630**	**-**	**9,630**	
Southwest Region						
Dallas, TX	3,866	2,096	5,962	-	5,962	1,598
Austin, TX	1,272	-	1,272	-	1,272	1,718
	5,138	**2,096**	**7,234**	**-**	**7,234**	
Other Markets [5]	**2,740**	**778**	**3,518**	**554**	**4,072**	2,392
Totals	**47,443**	**6,060**	**53,503**	**2,837**	**56,340**	$ **2,301**
Communities [6]	**147**	**13**	**160**	**13**	**173**	

	Homes	Communities
Total completed homes	**56,340**	**173**
Under Development [7]	1,564	7
Total Quarter-end homes and communities	**57,904**	**180**

(1) See Attachment 15 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (264 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (1,045 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary and Net Operating Income by Market
March 31, 2022
(Unaudited) [1]

Non-Mature Home Breakout - By Date

Community	Category	# of Homes	Market	Same-Store Quarter [2]
Union Place	Stabilized, Non-Mature	300	Boston, MA	2Q22
Vitruvian West Phase 2	Stabilized, Non-Mature	366	Dallas, TX	3Q22
The Canal	Stabilized, Non-Mature	636	Dallas, TX	3Q22
Cool Springs at Frisco Bridges	Stabilized, Non-Mature	945	Dallas, TX	3Q22
Seneca Place	Stabilized, Non-Mature	468	Metropolitan DC	3Q22
Brio	Stabilized, Non-Mature	259	Seattle, WA	3Q22
Canterbury Apartments	Stabilized, Non-Mature	544	Metropolitan DC	4Q22
The Smith Valley Forge	Stabilized, Non-Mature	320	Philadelphia, PA	4Q22
1274 at Towson	Stabilized, Non-Mature	192	Baltimore, MD	4Q22
322 on North Broad	Stabilized, Non-Mature	339	Philadelphia, PA	4Q22
Arbors at Maitland Summit	Stabilized, Non-Mature	663	Orlando, FL	1Q23
Essex Luxe	Stabilized, Non-Mature	330	Orlando, FL	1Q23
Quarters at Towson Town Center	Stabilized, Non-Mature	430	Baltimore, MD	1Q23
Cirrus	Development	46	Denver, CO	2Q24
The George Apartments	Development	73	Philadelphia, PA	2Q24
Vitruvian West Phase 3	Development	149	Dallas, TX	2Q24
Total		**6,060**		

Net Operating Income Breakout By Market

Region	As a % of NOI Same-Store	Total	Region	As a % of NOI Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	13.1%	11.9%	Tampa, FL	6.1%	5.3%
San Francisco, CA	8.1%	7.9%	Orlando, FL	3.7%	4.5%
Seattle, WA	6.7%	6.9%	Nashville, TN	3.2%	2.7%
Monterey Peninsula, CA	3.5%	3.1%		**13.0%**	**12.5%**
Los Angeles, CA	3.5%	3.4%	**Southwest Region**		
	34.9%	**33.2%**	Dallas, TX	5.2%	6.6%
Mid-Atlantic Region			Austin, TX	1.8%	1.6%
Metropolitan DC	16.4%	15.8%		**7.0%**	**8.2%**
Baltimore, MD	2.5%	3.0%			
Richmond, VA	2.1%	1.8%	**Other Markets** [3]	**6.0%**	**7.2%**
	21.0%	**20.6%**			
Northeast Region					
Boston, MA	11.2%	10.8%			
New York, NY	6.9%	7.5%			
	18.1%	**18.3%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 15 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3) See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2022
(Unaudited) (1)

	Total Same-Store Homes	% of Same-Store Portfolio Based on 1Q 2022 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			1Q 22	1Q 21	Change	1Q 22	1Q 21	Change
West Region								
Orange County, CA	4,685	13.1%	97.2%	97.1%	0.1%	$ 2,734	$ 2,468	10.8%
San Francisco, CA	2,751	8.1%	97.4%	92.8%	4.6%	3,199	3,088	3.6%
Seattle, WA	2,726	6.7%	97.7%	96.3%	1.4%	2,581	2,324	11.1%
Monterey Peninsula, CA	1,565	3.5%	96.7%	96.4%	0.3%	2,201	1,928	14.2%
Los Angeles, CA	1,225	3.5%	96.6%	95.0%	1.6%	2,973	2,547	16.7%
	12,952	**34.9%**	**97.2%**	**95.8%**	**1.4%**	**2,759**	**2,504**	**10.2%**
Mid-Atlantic Region								
Metropolitan DC	8,404	16.4%	97.3%	95.7%	1.6%	2,184	2,084	4.8%
Baltimore, MD	1,597	2.5%	97.0%	98.4%	-1.4%	1,775	1,624	9.3%
Richmond, VA	1,359	2.1%	97.7%	98.5%	-0.8%	1,597	1,452	10.0%
	11,360	**21.0%**	**97.3%**	**96.4%**	**0.9%**	**2,056**	**1,941**	**5.9%**
Northeast Region								
Boston, MA	4,298	11.2%	96.9%	95.7%	1.2%	2,872	2,680	7.2%
New York, NY	2,318	6.9%	98.3%	94.4%	3.9%	4,037	3,704	9.0%
	6,616	**18.1%**	**97.4%**	**95.2%**	**2.2%**	**3,284**	**3,036**	**8.2%**
Southeast Region								
Tampa, FL	3,877	6.1%	97.0%	97.0%	0.0%	1,842	1,572	17.2%
Orlando, FL	2,500	3.7%	97.0%	96.8%	0.2%	1,595	1,426	11.9%
Nashville, TN	2,260	3.2%	98.2%	97.7%	0.5%	1,517	1,386	9.5%
	8,637	**13.0%**	**97.3%**	**97.1%**	**0.2%**	**1,685**	**1,481**	**13.8%**
Southwest Region								
Dallas, TX	3,866	5.2%	97.2%	96.7%	0.5%	1,629	1,480	10.1%
Austin, TX	1,272	1.8%	97.8%	97.3%	0.5%	1,718	1,533	12.1%
	5,138	**7.0%**	**97.3%**	**96.9%**	**0.4%**	**1,651**	**1,492**	**10.7%**
Other Markets	**2,740**	**6.0%**	**97.2%**	**97.0%**	**0.2%**	**2,296**	**2,027**	**13.3%**
Total/Weighted Avg.	**47,443**	**100.0%**	**97.3%**	**96.3%**	**1.0%**	**$ 2,322**	**$ 2,116**	**9.7%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
March 31, 2022
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s) Revenues 1Q 22	Revenues 1Q 21	Revenues Change	Expenses 1Q 22	Expenses 1Q 21	Expenses Change	Net Operating Income 1Q 22	Net Operating Income 1Q 21	Net Operating Income Change
West Region										
Orange County, CA	4,685	$ 37,352	$ 33,678	10.9%	$ 8,123	$ 7,668	5.9%	$ 29,229	$ 26,010	12.4%
San Francisco, CA	2,751	25,716	23,652	8.7%	7,683	7,365	4.3%	18,033	16,287	10.7%
Seattle, WA	2,726	20,625	18,296	12.7%	5,584	5,639	-1.0%	15,041	12,657	18.8%
Monterey Peninsula, CA	1,565	9,993	8,728	14.5%	2,117	2,006	5.6%	7,876	6,722	17.2%
Los Angeles, CA	1,225	10,553	8,891	18.7%	2,838	2,729	4.0%	7,715	6,162	25.2%
	12,952	**104,239**	**93,245**	**11.8%**	**26,345**	**25,407**	**3.7%**	**77,894**	**67,838**	**14.8%**
Mid-Atlantic Region										
Metropolitan DC	8,404	53,576	50,269	6.6%	16,865	16,149	4.4%	36,711	34,120	7.6%
Baltimore, MD	1,597	8,247	7,655	7.7%	2,693	2,461	9.4%	5,554	5,194	6.9%
Richmond, VA	1,359	6,360	5,832	9.1%	1,642	1,526	7.6%	4,718	4,306	9.6%
	11,360	**68,183**	**63,756**	**6.9%**	**21,200**	**20,136**	**5.3%**	**46,983**	**43,620**	**7.7%**
Northeast Region										
Boston, MA	4,298	35,883	33,065	8.5%	10,822	9,840	10.0%	25,061	23,225	7.9%
New York, NY	2,318	27,599	24,315	13.5%	12,080	12,528	-3.6%	15,519	11,787	31.7%
	6,616	**63,482**	**57,380**	**10.6%**	**22,902**	**22,368**	**2.4%**	**40,580**	**35,012**	**15.9%**
Southeast Region										
Tampa, FL	3,877	20,784	17,737	17.2%	7,163	6,624	8.1%	13,621	11,113	22.6%
Orlando, FL	2,500	11,606	10,354	12.1%	3,268	3,174	3.0%	8,338	7,180	16.1%
Nashville, TN	2,260	10,098	9,182	10.0%	3,074	2,920	5.3%	7,024	6,262	12.2%
	8,637	**42,488**	**37,273**	**14.0%**	**13,505**	**12,718**	**6.2%**	**28,983**	**24,555**	**18.0%**
Southwest Region										
Dallas, TX	3,866	18,367	16,593	10.7%	6,730	6,382	5.4%	11,637	10,211	14.0%
Austin, TX	1,272	6,412	5,693	12.6%	2,375	2,325	2.2%	4,037	3,368	19.9%
	5,138	**24,779**	**22,286**	**11.2%**	**9,105**	**8,707**	**4.6%**	**15,674**	**13,579**	**15.4%**
Other Markets	**2,740**	**18,343**	**16,170**	**13.4%**	**4,955**	**4,753**	**4.3%**	**13,388**	**11,417**	**17.3%**
Total [2]	**47,443**	**$ 321,514**	**$ 290,110**	**10.8%**	**$ 98,012**	**$ 94,089**	**4.2%**	**$ 223,502**	**$ 196,021**	**14.0%**

(1) See Attachment 15 for definitions and other terms.

(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased year-over-year by 9.8% and 12.6%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2022
(Unaudited) (1)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		1Q 22	4Q 21	Change	1Q 22	4Q 21	Change
West Region							
Orange County, CA	4,685	97.2%	97.2%	0.0%	$ 2,734	$ 2,737	-0.1%
San Francisco, CA	2,751	97.4%	96.5%	0.9%	3,199	3,179	0.6%
Seattle, WA	2,726	97.7%	97.3%	0.4%	2,581	2,590	-0.3%
Monterey Peninsula, CA	1,565	96.7%	96.9%	-0.2%	2,201	2,135	3.1%
Los Angeles, CA	1,225	96.6%	96.1%	0.5%	2,973	2,959	0.5%
	12,952	**97.2%**	**96.9%**	**0.3%**	**2,759**	**2,748**	**0.4%**
Mid-Atlantic Region							
Metropolitan DC	8,404	97.3%	97.1%	0.2%	2,184	2,170	0.6%
Baltimore, MD	1,597	97.0%	96.3%	0.7%	1,775	1,761	0.8%
Richmond, VA	1,359	97.7%	97.7%	0.0%	1,597	1,566	2.0%
	11,360	**97.3%**	**97.1%**	**0.2%**	**2,056**	**2,040**	**0.8%**
Northeast Region							
Boston, MA	4,298	96.9%	96.4%	0.5%	2,872	2,838	1.2%
New York, NY	2,318	98.3%	97.7%	0.6%	4,037	3,896	3.6%
	6,616	**97.4%**	**96.9%**	**0.5%**	**3,284**	**3,212**	**2.2%**
Southeast Region							
Tampa, FL	3,877	97.0%	97.3%	-0.3%	1,842	1,747	5.4%
Orlando, FL	2,500	97.0%	97.3%	-0.3%	1,595	1,536	3.8%
Nashville, TN	2,260	98.2%	98.1%	0.1%	1,517	1,471	3.1%
	8,637	**97.3%**	**97.5%**	**-0.2%**	**1,685**	**1,613**	**4.4%**
Southwest Region							
Dallas, TX	3,866	97.2%	97.2%	0.0%	1,629	1,607	1.4%
Austin, TX	1,272	97.8%	98.1%	-0.3%	1,718	1,677	2.4%
	5,138	**97.3%**	**97.5%**	**-0.2%**	**1,651**	**1,623**	**1.7%**
Other Markets	**2,740**	**97.2%**	**97.5%**	**-0.3%**	**2,296**	**2,256**	**1.8%**
Total/Weighted Avg.	**47,443**	**97.3%**	**97.1%**	**0.2%**	**$ 2,322**	**$ 2,285**	**1.6%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
March 31, 2022
(Unaudited) (1)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 22	4Q 21	Change	1Q 22	4Q 21	Change	1Q 22	4Q 21	Change
West Region										
Orange County, CA	4,685	$ 37,352	$ 37,389	-0.1%	$ 8,123	$ 8,124	0.0%	$ 29,229	$ 29,265	-0.1%
San Francisco, CA	2,751	25,716	25,319	1.6%	7,683	7,646	0.5%	18,033	17,673	2.0%
Seattle, WA	2,726	20,625	20,601	0.1%	5,584	5,515	1.3%	15,041	15,086	-0.3%
Monterey Peninsula, CA	1,565	9,993	9,714	2.9%	2,117	2,080	1.8%	7,876	7,634	3.2%
Los Angeles, CA	1,225	10,553	10,451	1.0%	2,838	3,020	-6.0%	7,715	7,431	3.8%
	12,952	**104,239**	**103,474**	**0.7%**	**26,345**	**26,385**	**-0.2%**	**77,894**	**77,089**	**1.0%**
Mid-Atlantic Region										
Metropolitan DC	8,404	53,576	53,126	0.8%	16,865	16,354	3.1%	36,711	36,772	-0.2%
Baltimore, MD	1,597	8,247	8,127	1.5%	2,693	2,488	8.2%	5,554	5,639	-1.5%
Richmond, VA	1,359	6,360	6,238	2.0%	1,642	1,608	2.1%	4,718	4,630	1.9%
	11,360	**68,183**	**67,491**	**1.0%**	**21,200**	**20,450**	**3.7%**	**46,983**	**47,041**	**-0.1%**
Northeast Region										
Boston, MA	4,298	35,883	35,282	1.7%	10,822	10,440	3.7%	25,061	24,842	0.9%
New York, NY	2,318	27,599	26,468	4.3%	12,080	12,083	0.0%	15,519	14,385	7.9%
	6,616	**63,482**	**61,750**	**2.8%**	**22,902**	**22,523**	**1.7%**	**40,580**	**39,227**	**3.4%**
Southeast Region										
Tampa, FL	3,877	20,784	19,766	5.1%	7,163	6,969	2.8%	13,621	12,797	6.4%
Orlando, FL	2,500	11,606	11,206	3.6%	3,268	3,018	8.3%	8,338	8,188	1.8%
Nashville, TN	2,260	10,098	9,785	3.2%	3,074	2,827	8.7%	7,024	6,958	1.0%
	8,637	**42,488**	**40,757**	**4.3%**	**13,505**	**12,814**	**5.4%**	**28,983**	**27,943**	**3.7%**
Southwest Region										
Dallas, TX	3,866	18,367	18,120	1.4%	6,730	6,571	2.4%	11,637	11,549	0.8%
Austin, TX	1,272	6,412	6,279	2.1%	2,375	2,235	6.3%	4,037	4,044	-0.2%
	5,138	**24,779**	**24,399**	**1.6%**	**9,105**	**8,806**	**3.4%**	**15,674**	**15,593**	**0.5%**
Other Markets	**2,740**	**18,343**	**18,056**	**1.6%**	**4,955**	**5,151**	**-3.8%**	**13,388**	**12,905**	**3.7%**
Total (2)	**47,443**	**$ 321,514**	**$ 315,927**	**1.8%**	**$ 98,012**	**$ 96,129**	**2.0%**	**$ 223,502**	**$ 219,798**	**1.7%**

(1) See Attachment 15 for definitions and other terms.

(2) With concessions reflected on a straight-line basis, Same-Store Revenue and Same-Store NOI increased quarter-over-quarter by 2.1% and 2.1%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
March 31, 2022
(Unaudited) [1]

	Effective Blended Lease Rate Growth 1Q 2022	Effective New Lease Rate Growth 1Q 2022	Effective Renewal Lease Rate Growth 1Q 2022	Annualized Turnover	
				1Q 2022	1Q 2021
West Region					
Orange County, CA	14.5%	18.2%	9.4%	**31.2%**	42.1%
San Francisco, CA	11.1%	10.9%	11.2%	**28.5%**	41.4%
Seattle, WA	13.4%	13.9%	13.0%	**41.4%**	51.0%
Monterey Peninsula, CA	9.5%	12.8%	7.1%	**26.4%**	30.1%
Los Angeles, CA	17.7%	20.5%	14.0%	**26.5%**	41.7%
	13.2%	**15.3%**	**11.2%**	**32.6%**	**43.1%**
Mid-Atlantic Region					
Metropolitan DC	6.8%	5.5%	8.0%	**27.9%**	35.7%
Baltimore, MD	9.2%	9.6%	8.8%	**38.9%**	32.5%
Richmond, VA	13.1%	9.6%	15.4%	**32.8%**	30.1%
	7.9%	**6.5%**	**9.1%**	**30.5%**	**34.7%**
Northeast Region					
Boston, MA	7.9%	5.7%	9.9%	**29.5%**	31.7%
New York, NY	24.1%	31.4%	19.1%	**20.6%**	27.6%
	13.4%	**13.4%**	**13.4%**	**27.1%**	**30.4%**
Southeast Region					
Tampa, FL	25.4%	25.4%	25.4%	**51.0%**	47.5%
Orlando, FL	21.7%	23.5%	19.8%	**37.6%**	43.0%
Nashville, TN	17.3%	17.2%	17.4%	**35.4%**	41.3%
	22.8%	**23.3%**	**22.2%**	**44.3%**	**44.7%**
Southwest Region					
Dallas, TX	15.6%	14.7%	16.5%	**43.6%**	48.1%
Austin, TX	17.0%	16.7%	17.4%	**45.6%**	44.0%
	16.0%	**15.3%**	**16.8%**	**44.1%**	**47.1%**
Other Markets	**16.2%**	**17.5%**	**14.9%**	**36.0%**	**38.8%**
Total/Weighted Avg.	**14.1%**	**14.7%**	**13.5%**	**34.2%**	**39.5%**

Allocation of Total Homes Repriced during the Quarter			**47.4%**	**52.6%**	

(1) See Attachment 15 for definitions and other terms.



Attachment 9

UDR, Inc.
Development and Land Summary
March 31, 2022
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction											
Cirrus	Denver, CO	292	46	$ 95,614	$ 97,500	$ 334	3Q19	1Q22	2Q22	20.6%	8.2%
5421 at Dublin Station	Dublin, CA	220	-	111,800	117,000	532	4Q19	2Q22	3Q22	4.1%	-
The George Apartments	King of Prussia, PA	200	73	59,844	68,000	340	4Q20	1Q22	3Q22	31.5%	20.5%
Vitruvian West Phase 3	Addison, TX	405	149	61,283	74,000	183	1Q21	1Q22	1Q23	23.7%	18.8%
The MO	Washington, DC	300	-	108,641	145,000	483	3Q20	1Q23	2Q23	-	-
Villas at Fiori	Addison, TX	85	-	10,802	53,500	629	1Q22	1Q24	2Q24	-	-
Meridian	Tampa, FL	330	-	10,127	134,000	406	1Q22	2Q24	2Q24	-	-
Total Under Construction		**1,832**	**268**	**$ 458,111**	**$ 689,000**	**$ 376**					
Completed Projects, Non-Stabilized											
N/A	N/A	-	-	$ -	$ -	$ -	N/A	N/A	N/A	N/A	N/A
Total Completed, Non-Stabilized		**-**	**-**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**1,832**	**268**	**$ 458,111**	**$ 689,000**	**$ 376**					

NOI From Wholly-Owned Projects	1Q 22
Projects Under Construction	$ (440)
Completed, Non-Stabilized	-
Total	**$ (440)**

Land Summary

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis
Vitruvian Park®	Addison, TX	100%	$ 33,525
Alameda Point Block 11	Alameda, CA	100%	28,634
Total			**$ 62,159**

(1) See Attachment 15 for definitions and other terms.



Attachment 10

UDR, Inc.
Redevelopment Summary
March 31, 2022
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Schedule Compl.	Same-Store Quarter	Percentage Leased	Percentage Occupied
Projects in Redevelopment [2]												
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total		-	-	-	$ -	$ -	$ -					

Community	Location	# of Homes	Sched. Home Additions	Compl. Homes	Cost to Date	Budgeted Cost [3]	Est. Cost per Home	Schedule Start	Schedule Compl.
Other Projects [4]									
Eight80 Newport Beach	Newport Beach, CA	30	30	-	$ 7,355	$ 13,000	$ 433	1Q21	3Q22
388 Beale	San Francisco, CA	13	13	-	5,000	6,000	462	2Q21	2Q22
2000 Post	San Francisco, CA	15	15	-	2,021	8,000	533	1Q22	4Q22
Total		**58**	**58**	**-**	**$ 14,376**	**$ 27,000**	**$ 466**		

(1) See Attachment 15 for definitions and other terms.
(2) Existing homes for Projects in Redevelopment are removed from Same-Store.
(3) Represents UDR's incremental capital invested in the Projects.
(4) Projects consist of unit additions and renovation of related common area amenities. Existing homes for these Projects remain in Same-Store.



Attachment 11(A)

UDR, Inc.
Unconsolidated Summary
March 31, 2022
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 1Q 22	Total Rev. per Occ. Home 1Q 22	Net Operating Income UDR's Share 1Q 22	Net Operating Income Total 1Q 22 [2]
UDR / MetLife	50%	13	2,837	97.1%	$ 3,597	$ 9,288	$ 18,468

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,707,695	$ 860,012	$ 270,771	3.38%	2024-2031

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	1Q 22 vs. 1Q 21 Growth			1Q 22 vs. 4Q 21 Growth		
		Revenue	Expense	NOI	Revenue	Expense	NOI
UDR / MetLife	13	8.2%	4.7%	10.5%	1.2%	0.1%	1.9%

Other Unconsolidated Investments [5]	UDR Investment [6]			Income/(Loss) from Investments
	Commitment	Funded	Balance	1Q 22 [7]
RETV I	$ 18,000	$ 12,780	$ 51,912	$ (10,111)
RETV II	18,000	7,200	7,818	(114)
RET Strategic Fund	25,000	7,500	7,517	-
Climate Technology Funds	10,000	5,721	5,721	-
Total	**$ 71,000**	**$ 33,201**	**$ 72,968**	**$ (10,225)**

(1) See Attachment 15 for definitions and other terms.
(2) Represents NOI at 100% for the period ended March 31, 2022.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR’s investments in real estate technology and climate technology funds. The RET Strategic Fund and Climate Technology Funds were all entered into during the three months ended March 31, 2022.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is added back/deducted from FFO and is primarily due to a decrease in SmartRent's public share price.



UDR, Inc.
Developer Capital Program
March 31, 2022
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program [2]

Community	Location	# of Homes	UDR Investment Commitment [3]	UDR Investment Balance [3]	Return Rate	Years to Maturity	Income/(loss) from Investment 1Q 2022	Upside Participation
Preferred Equity								
1532 Harrison [4]	San Francisco, CA	136	$ 24,645	$ 34,945	11.0%	0.2	$ (6)	-
Junction	Santa Monica, CA	66	8,800	13,577	12.0%	0.3	394	-
1200 Broadway [5]	Nashville, TN	-	-	-	-	-	11,893	Variable
1300 Fairmount	Philadelphia, PA	471	51,393	66,146	8.5%	1.4	1,366	Variable
Modera Lake Merritt	Oakland, CA	173	27,250	34,584	9.0%	2.0	756	Variable
Thousand Oaks	Thousand Oaks, CA	142	20,059	23,272	9.0%	2.9	508	Variable
Vernon Boulevard	Queens, NY	534	40,000	49,771	13.0%	3.3	1,561	Variable
Makers Rise	Herndon, VA	356	30,208	31,583	9.0%	3.8	644	Variable
121 at Watters	Allen, TX	469	19,843	21,045	9.0%	3.9	394	Variable
Infield Phase I	Kissimmee, FL	384	16,044	7,567	14.0%	2.1	86	-
Upton Place	Washington, DC	689	52,163	37,232	9.7%	5.7	676	-
Meetinghouse	Portland, OR	232	11,600	11,603	8.25%	4.9	3	-
Total - Preferred Equity		**3,652**	**$ 302,005**	**$ 331,325**	**10.0%**	**3.0**	**$ 18,275**	
Secured Loans								
Infield Phase II [6]	Kissimmee, FL	-	$ -	$ -	-	-	$ 101	-
Total - Secured Loans		**-**	**$ -**	**$ -**	**-**	**-**	**$ 101**	
Total - Developer Capital Program		**3,652**	**$ 302,005**	**$ 331,325**	**10.0%**	**3.0**	**$ 18,376**	

(1) See Attachment 15 for definitions and other terms.
(2) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(4) 1532 Harrison's loss from investment in 1Q 2022 is a result of the developer's remaining equity at GAAP book value. GAAP book value and the resulting loss from investment in 1Q 2022 are not indicative of a cash loss, and UDR anticipates fully recovering its investment balance and all accrued return.
(5) In January 2022, UDR's investment balance and accrued return totaling approximately $62.4 million were paid in full upon 1200 Broadway being sold to a third party. Additionally, UDR recorded approximately $10.6 million of variable upside participation, net of associated costs.
(6) In March 2022, UDR's secured loan balance and accrued interest totaling approximately $3.1 million were paid in full.



Attachment 12

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
March 31, 2022
(Dollars in Thousands)
(Unaudited) (1)

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program - Investment							
Mar-22	Meetinghouse	Portland, OR	N/A	N/A	$ 11,600	8.25%	232
					$ 11,600	**8.25%**	**232**

Developer Capital Program - Redemption			Proceeds Received Life to Date	Proceeds Received at Redemption	UDR Investment	Return Rate	# of Homes
Jan-22	1200 Broadway	Nashville, TN	$ 88,095	$ 74,037	$ 55,558	12.25%	330
Mar-22	Infield Phase II	Kissimmee, FL	3,098	3,098	2,760	14.0%	-
			$ 91,193	**$ 77,135**	**$ 58,318**	**12.3%**	**330**

(1) See Attachment 15 for definitions and other terms.



Attachment 13

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
March 31, 2022
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended March 31, 2022	Cost per Home	Capex as a % of NOI
Average number of homes [3]		53,232		
Recurring Cap Ex				
Asset preservation				
Building interiors	5 - 20	$ 5,589	$ 105	
Building exteriors	5 - 20	1,624	31	
Landscaping and grounds	10	845	16	
Total asset preservation		8,058	151	
Turnover related	5	3,321	62	
Total Recurring Cap Ex		**11,379**	**214**	**5%**
NOI Enhancing Cap Ex	5 - 20	**8,354**	**157**	
Total Recurring and NOI Enhancing Cap Ex		$ **19,733**	$ **371**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended March 31, 2022	Cost per Home
Average number of homes [3]	53,232	
Contract services	$ **9,157**	$ **172**
Turnover related expenses	**5,138**	**97**
Other Repair and Maintenance		
Building interiors	2,683	50
Building exteriors	897	17
Landscaping and grounds	1,038	19
Total Repair and Maintenance	$ **18,913**	$ **355**

(1) See Attachment 15 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 14

UDR, Inc.
2Q 2022 and Full-Year 2022 Guidance
March 31, 2022
(Unaudited) (1)

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	2Q 2022	Full-Year 2022 Guidance Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.04 to $0.06	$0.24 to $0.30	$0.22 to $0.30	$0.01
FFO per common share and unit, diluted	$0.55 to $0.57	$2.24 to $2.30	$2.22 to $2.30	$0.01
FFO as Adjusted per common share and unit, diluted	$0.55 to $0.57	$2.25 to $2.31	$2.22 to $2.30	$0.02
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.50 to $0.52	$2.05 to $2.11	$2.02 to $2.10	$0.02
Annualized dividend per share and unit		$1.52	$1.52	-

Same-Store Guidance	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline) (Cash basis)	8.50% - 10.00%	6.50% - 8.50%	1.75%
Revenue growth / (decline) (Straight-line basis)	9.00% - 10.50%	7.50% - 9.50%	1.25%
Expense growth	3.00% - 4.00%	2.50% - 3.50%	0.50%
NOI growth / (decline) (Cash basis)	10.75% - 12.75%	8.50% - 11.50%	1.75%
NOI growth / (decline) (Straight-line basis)	11.50% - 13.50%	9.50% - 12.50%	1.50%

Sources of Funds ($ in millions)	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
AFFO less Dividends	$185 to $205	$174 to $202	$7
Debt Issuances/Assumptions and LOC Draw/(Paydown)	$0 to $250	$0 to $150	$50
Dispositions	$0 to $100	$0	$50
Common Share (forward settlement) and OP Unit Issuance	$635	$235	$400

Uses of Funds ($ in millions)	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization (2)	$5	$5	-
Development spending and land acquisitions	$250 to $325	$200 to $250	$62.5
Redevelopment and other non-recurring	$80 to $100	$60 to $100	$10
Developer Capital Program, net	-$50 to $0	-$75 to -$50	$37.5
Acquisitions	$500 to $700	$175 to $225	$400
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$55 to $65	$45 to $55	$10

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2022	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$150 to $155	$147 to $153	$2.5
Capitalized interest (3)	$8 to $12	$8 to $12	-
General and administrative	$60 to $65	$55 to $65	$2.5
Recurring capital expenditures per home	$1,250	$1,250	-

(1) See Attachment 15 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.
(3) Excludes capitalized interest on joint venture and partnership level debt.



Attachment 15(A)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 15(B)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	1Q 2022
Income/(loss) from unconsolidated entities	$ 5,412
Management fee	525
Interest expense	3,669
Depreciation	7,624
General and administrative	57
Variable upside participation on DCP, net	(10,622)
Developer Capital Program (excludes Infield Phase II)	(7,653)
Other (income)/expense	51
Realized (gain)/loss on real estate technology investments, net of tax	(2,242)
Unrealized (gain)/loss on real estate technology investments, net of tax	12,467
Total Joint Venture NOI at UDR's Ownership Interest	$ 9,288

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	1Q 2022	4Q 2021	3Q 2021	2Q 2021	1Q 2021
Net income/(loss) attributable to UDR, Inc.	$ 13,705	$ 117,461	$ 17,731	$ 11,720	$ 3,104
Property management	11,576	10,411	9,861	9,273	8,995
Other operating expenses	4,712	8,604	4,237	4,373	4,435
Real estate depreciation and amortization	163,622	163,755	152,636	146,169	144,088
Interest expense	35,916	36,418	36,289	35,404	78,156
Casualty-related charges/(recoveries), net	(765)	(934)	1,568	(2,463)	5,577
General and administrative	14,908	13,868	15,810	15,127	12,736
Tax provision/(benefit), net	343	156	529	135	619
(Income)/loss from unconsolidated entities	(5,412)	(36,523)	(14,450)	(9,751)	(4,922)
Interest income and other (income)/expense, net	2,440	(2,254)	(8,238)	(2,536)	(2,057)
Joint venture management and other fees	(1,085)	(1,184)	(1,071)	(2,232)	(1,615)
Other depreciation and amortization	3,075	4,713	3,269	2,602	2,601
(Gain)/loss on sale of real estate owned	-	(85,223)	-	-	(50,829)
Net income/(loss) attributable to noncontrolling interests	898	8,683	1,309	815	170
Total consolidated NOI	$ 243,933	$ 237,951	$ 219,480	$ 208,636	$ 201,058



Attachment 15(C)

UDR, Inc.
Definitions and Reconciliations
March 31, 2022
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Same-Store Revenue with Concessions on a Cash Basis: Same-Store Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to rental income on a straight-line basis which allows investors to evaluate the impact of both current and historical concessions and to more readily enable comparisons to revenue as reported by its peer REITs. In addition, Same-Store Revenue with Concessions on a Cash Basis allows an investor to understand the historical trends in cash concessions.

A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis (inclusive of the impact to Same-Store NOI) is provided below:

	1Q 22	1Q 21	1Q 22	4Q 21
Revenue (Cash basis)	$ 321,514	$ 290,110	$ 321,514	$ 315,927
Concessions granted/(amortized), net	(4,395)	(1,415)	(4,395)	(5,194)
Revenue (Straight-line basis)	$ 317,119	$ 288,695	$ 317,119	$ 310,733
% change - Same-Store Revenue with Concessions on a Cash basis:	10.8%		1.8%	
% change - Same-Store Revenue with Concessions on a Straight-line basis:	9.8%		2.1%	
% change - Same-Store NOI with Concessions on a Cash basis:	14.0%		1.7%	
% change - Same-Store NOI with Concessions on a Straight-line basis:	12.6%		2.1%	

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a Cash Basis, divided by the product of occupancy and the number of apartment homes. A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis is provided above.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 15(D)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2022 and second quarter of 2022 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2022	
	Low	**High**
Forecasted net income per diluted share	$ 0.24	$ 0.30
Conversion from GAAP share count	(0.02)	(0.02)
Depreciation	2.00	2.00
Noncontrolling interests	0.01	0.01
Preferred dividends	0.01	0.01
Forecasted FFO per diluted share and unit	$ 2.24	$ 2.30
Legal and other costs	-	-
Casualty-related charges/(recoveries)	-	-
Variable upside participation on DCP, net	(0.03)	(0.03)
Realized/unrealized (gain)/loss on real estate technology investments	0.04	0.04
Forecasted FFO as Adjusted per diluted share and unit	$ 2.25	$ 2.31
Recurring capital expenditures	(0.20)	(0.20)
Forecasted AFFO per diluted share and unit	$ 2.05	$ 2.11

	2Q 2022	
	Low	**High**
Forecasted net income per diluted share	$ 0.04	$ 0.06
Conversion from GAAP share count	(0.01)	(0.01)
Depreciation	0.52	0.52
Noncontrolling interests	-	-
Preferred dividends	-	-
Forecasted FFO per diluted share and unit	$ 0.55	$ 0.57
Legal and other costs	-	-
Casualty-related charges/(recoveries)	-	-
Realized/unrealized (gain)/loss on real estate technology investments	-	-
Forecasted FFO as Adjusted per diluted share and unit	$ 0.55	$ 0.57
Recurring capital expenditures	(0.05)	(0.05)
Forecasted AFFO per diluted share and unit	$ 0.50	$ 0.52